UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number: 1-1927

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees

(Full title of the Plan)

THE GOODYEAR TIRE & RUBBER COMPANY

(Name of Issuer of the Securities)

1144 East Market Street
Akron, Ohio 44316-0001
(Address of Issuer’s Principal Executive Office)

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

     The Financial Statements of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees (the “Plan”) for the fiscal year ended December 31, 2004, together with the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBITS.

     EXHIBIT 23. Consent of Independent Registered Public Accounting Firm. Consent of PricewaterhouseCoopers LLP.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.,

Plan Administrator of THE GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD. EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

Dated: July 14, 2005	By:	/s/ James Galoppo
James Galoppo, Vice Chairman & President

Annex A

Goodyear Dunlop Tires
North America, Ltd.

Employee Savings Plan for Bargaining
Unit Employees
Financial Statements
December 31, 2004 and 2003

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Index to Financial Statements
December 31, 2004 and 2003

* Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Buffalo, New York
June 28, 2005

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees

Statement of Net Assets Available for Benefits
December 31,2004 and 2003

	2004	2003

Assets
Investments, at fair value (Note 6)	$52,687,659	$62,407,133
Accrued interest and dividends	39,512	44,643
Participant contributions receivable	75,569	11,787

Net assets available for benefits	$52,802,740	$62,463,563

The accompanying notes are an integral part of these financial statements.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees

Statement of Changes in Net Assets Available for Benefits
For The Years Ended December 31, 2004 and 2003

	2004	2003
Additions
Interest and dividend income	$690,375	$816,242
Net appreciation in fair value of investments	4,811,382	8,431,474
Contributions -
Participant	3,115,136	5,146,693
Employer	—	596,072
Transfer in to Plan (Note 1)	—	50,484,335

Total additions	8,616,893	65,474,816

Deductions
Payments to participants	18,256,940	2,973,081
Administrative expenses	20,776	38,172

Total deductions	18,277,716	3,011,253

Net (decrease) increase	(9,660,823)	62,463,563

Net assets available for benefits — beginning of year	62,463,563	—

Net assets available for benefits — end of Plan year	$52,802,740	$62,463,563

The accompanying notes are an integral part of these financial statements.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees

Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of Plan

The following brief description of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees is provided for general information. For more complete information, participants should refer to the text of the Plan.

a.	General

Effective January 1, 2003, the Buffalo Hourly Employees’ 401(k) Retirement Savings Plan and the Huntsville Hourly Employees’ 401(k) Retirement Savings Plan (the Prior Plans) were merged into the Goodyear Dunlop Tires North America, Ltd. Employees Savings Plan for Bargaining Unit Employees (the Plan), subject to the provisions of ERISA. Thus, all of the assets in the Prior Plans ($50,484,335 in total) were transferred out of the Prior Plans at end of day on December 31, 2002. The assets were received by the Plan on January 3, 2003 with the intention being to continue to offer a savings plan to the hourly employees of Goodyear Dunlop Tires North America, Ltd. (the Company).

The Plan is a defined contribution plan covering substantially all hourly employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Assets of the Plan are maintained by The Northern Trust Company (the trustee).

Although it has not expressed any interest to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination or partial termination of the Plan, or upon complete discontinuance of contributions, all affected participants shall accrue non-forfeitable benefits to the effective date of such election.

b.	Participation

An employee must be part of the bargaining unit represented by the United Steel Workers of America, AFL-CIO-CIC, Local 915 at Huntsville, Alabama (the “915 Union”) or Local 135 at Buffalo, New York and have at least 90 days of service to participate in the Plan.

Effective December 5, 2003, a majority of the members of the 915 Union were terminated due to the closing of the Huntsville plant. As per agreements reached as part of the 2003 negotiations, the Company and the 915 Union agreed to continue participation of terminated 915 Union employees (“915 Employees”), provided they were a 915 Union member as of the termination date and they have a vested balance greater than $5,000. Vested balances that do not exceed $5,000 shall be paid to the 915 Employees in lump sum.

c.	Contributions

Effective January 1, 2003, participants are entitled to make tax deferred contributions to the Plan equal to a full percentage between 1% and 50% of their compensation, as defined in the Plan agreement.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2004 and 2003

Beginning January 1, 2003, the Plan allowed for Employer Matching Contributions at a rate of 50% up to 6% of the Employee Contribution deferral. Effective April 20, 2003, these Employer Matching Contributions were suspended; on the same date, any participant who has a vested interest in the Goodyear Stock Fund attributable to Matching Employer Contributions (or a Beneficiary with respect to any such participant) may elect at any time to transfer all or a portion of the vested interest to another investment fund.

In any Plan year, the participant’s tax deferred contributions may not exceed the Internal Revenue Service’s maximum deferral contribution amount, which was $13,000 and $12,000 for 2004 and 2003, respectively.

d.	Participant accounts

Each participant’s account is credited with their contributions and earnings thereon. The benefit to which a participant is entitled is the benefit that can be provided from the balance in their account.

e.	Benefits

The value of a participant’s account can be distributed upon termination of employment, retirement, death, or total and permanent disability.

f.	Vesting

Participants are vested in the value of Employer Matching contributions and earnings upon three years continuous service, and are immediately vested in the value of their contributions and earnings thereon. Service prior to the January 1, 2003 effective date of the Plan is taken into account.

g.	Participant loans receivable

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance. Loans are granted for twelve to 54 month periods and only two loans may be outstanding per participant at any time. The loans are secured by a lien on one-half of the participants’ account balance and bear interest at prime plus 1%, and currently range from 5% to 10.5%. Principal and interest are repaid through payroll deduction. Administrative expenses are paid out of the participant’s account balance.

h.	Hardship withdrawals

Participants who suffer a financial hardship, as defined in the Plan agreement, may request a distribution from the value attributable to their account, exclusive of income. The Retirement Savings Committee determines whether the withdrawal request meets the hardship definition of the Internal Revenue Code and limits the amount of the withdrawal to that required to meet the immediate financial need created by the hardship. Participants are required to file a loan application prior to the request for a hardship withdrawal.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2004 and 2003

i.	Plan administration

The Plan is administered by the Retirement Savings Committee, which is appointed by the Employee Benefits Committee of the Company. Administrative expenses, other than loan fees, are borne by the Company. All expenses of the investment funds are paid by the Plan.

2.	Accounting Policies

a.	Basis of accounting

The accounts of the Plan are maintained on the accrual basis of accounting.

b.	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.	Investment valuation and income recognition

The Plan’s investments are stated at fair value. Investments in Goodyear Common Stock are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. All other plan investments are valued based on units of participation in commingled funds or mutual funds as reported by the fund manager, which approximates net asset value. Purchases and sales of securities are reflected on a trade date basis.

Dividend income is recorded on the ex-dividend date.

Interest income is recorded as earned.

Appreciation or depreciation on Goodyear common stock distributed to participants is the difference between the weighted average cost and the current market value at the time of distribution.

d.	Payment of benefits

Benefits are recorded when paid.

e.	Concentration of Credit Risk

The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2004 and 2003

The Goodyear Stock Fund invests primarily in the Common Stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Plan Benefits.

3.	Related Party Transactions

The Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

The Goodyear Stock Fund is designed primarily for investment in common stock of Goodyear. As of December 31, 2004 and December 31, 2003, the Plan’s interest in the Goodyear Stock Fund is as follows:

	December 31, 2004		December 31, 2003
	Number of	Fair	Number of	Fair
	shares	value	shares	value
The Goodyear Tire and Rubber Company Stock	195,583	$2,867,247	209,124	$1,643,715

During 2004, the price per share of Goodyear common stock ranged from $15.01 to $7.06 (8.10 to 3.57 during 2003). The closing price per share of Goodyear common stock on The New York Stock Exchange was $14.66 at December 31, 2004 ($7.86 at December 31, 2003).

4.	Income Taxes

The Internal Revenue Service has not yet informed the Company as to whether the Plan is designed in accordance with the applicable sections of the Internal Revenue Code and exempt from federal or state income taxes, as requested by the Company on March 1, 2004. Based upon legal consultation received, management believes that the plan documentation included with the request for a favorable determination meets the qualification requirements, and is not aware of any reason why the IRS will not issue a favorable determination letter.

5.	Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2004 and 2003 to the Form 5500 (dollars in thousands):

	2004	2003

Net assets available for Plan benefits per the financial statements	$52,802	$62,463

Amounts allocated to withdrawing participants	—	(293)

Net assets available for Plan benefits per the Form 5500	$52,802	$62,170

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2004 and 2003

The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2004 and 2003 to the Form 5500 (dollars in thousands):

	2004	2003

Benefits paid per the financial statements	18,257	$2,973

Add: Amounts allocated to withdrawing participants at December 31, 2004 and December 31, 2003, respectively	—	293

Less: Amounts allocated to withdrawing participants at December 31, 2003 and December 31, 2002, respectively	293	—

Benefits paid per the Form 5500	$17,964	$3,266

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the plan year end, but not yet paid as of that date.

6.	Investments

The following presents the Plan’s investments at December 31, 2004 and 2003:

	2004	2003

American Century Investor’s Ultra Fund	$13,439,516	$18,523,999
Invesco Retirement Services Trust Stable Value Fund	10,913,393	13,121,966
Northern Trust Collective Daily Stock Index Fund	8,373,410	8,740,947
Charles Schwab Self Directed Brokerage Account	5,391,434	6,421,783
State Street Global Advisors Moderate Asset Allocation Fund	5,370,695	6,334,834
Participant Loans	2,619,645	3,553,129
The Goodyear Tire and Rubber Company	2,867,247	1,643,715
Franklin Small Cap Growth Fund II	1,771,471	2,207,120
Templeton Foreign Fund Class A	1,092,410	894,061
Northern Trust Short-Term Investments Fund	137,381	397,602
State Street Global Advisors Income and Growth Fund	326,145	304,178
State Street Global Advisors Life Solutions Aggressive Fund	384,912	263,799

Total investments	$52,687,659	$62,407,133

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2004 and 2003

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003

Common Stock	$1,348,502	$588,509
Mutual Funds	2,128,422	5,060,826
Common Collective Trusts	1,334,458	2,782,139

	$4,811,382	$8,431,474

7.	Unregistered Sale of Goodyear Common Stock

The Plan has offered Goodyear Tire & Rubber Company common stock to participants as an investment option effective January 1, 2003. The stock was required to be registered with the Securities and Exchange Commission prior to offering to participants. On April 1, 2005, the Company filed a Form S-8 to register 2,000,000 shares to be offered under the Plan. The Plan sponsor is subject to claims for rescission of acquisitions of shares of the Plan sponsor’s common stock under applicable securities laws during the one year following the date of acquisition of the shares, the statute of limitations period that the Plan sponsor believes may apply to claims for rescission under applicable federal laws. The prospectus mailed to participants included disclosure of this matter. As of April 1, 2005, there were 217,568 shares of Goodyear Tire & Rubber Company common stock held by the Plan.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Bargaining Unit Employees
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

		(c) Description of Investment including
	(b) Identity of Issue, Borrower,	maturity date, rate of interest, collateral,	(d)		(e) Current
(a)	Lessor, or Similar Party	par or maturity value	Cost		Value
	American Century Investor’s Ultra Fund	Mutual fund - 455,577 units	*	*	$13,439,516
	Invesco Retirement Services Trust Stable Value Fund	Common/collective trust - 10,913,393 units	*	*	10,913,393
*	Northern Trust Collective Daily Stock Index Fund	Common/collective trust - 2,650 units	*	*	8,373,410
*	Northern Trust Short-Term Investments Fund	Common/collective trust - 137,381 units	*	*	137,381
*	Participant Loans	Interest rates - 5% - 10.5%; maturity dates range from 12 - 54 months	*	*	2,619,645
	Charles Schwab Self Directed Brokerage Account	Self directed brokerage account	*	*	5,391,434
	State Street Global Advisors Moderate Asset Allocation Fund	Common/collective trust - 256,480 units	*	*	5,370,695
	State Street Global Advisors Income and Growth Fund	Common/collective trust - 17,284 units	*	*	326,145
	State Street Global Advisors Life Solutions Aggressive Fund	Common/collective trust - 17,063 units	*	*	384,912
	Franklin Small Cap Growth Fund II	Mutual fund - 149,618 units	*	*	1,771,471
	Templeton Foreign Fund Class A	Mutual fund - 88,814 units	*	*	1,092,410
*	The Goodyear Tire and Rubber Company	Common stock - 195,583 units	*	*	2,867,247

					$52,687,659

	* Indicates parties-in-interest to the Plan
	** Cost is not required to be presented for participant directed investments